i2 TECHNOLOGIES, INC.

One i2 Place

11701 Luna Road

Dallas, TX 75234

By EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

April 11, 2006

Re:	i2 Technologies, Inc.
Preliminary Proxy Statement
File No. 0-28030

Ladies and Gentlemen:

On behalf of i2 Technologies, Inc. (the “Company’), transmitted herewith is a revised Preliminary Proxy Statement on Schedule 14A which reflects the Company’s responses to the comments contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated March 31, 2006 (the “Comment Letter”) with respect to the Preliminary Proxy Statement initially filed by the Company on March 23, 2006. The headings and numbered responses in this letter correspond to the headings and numbered comments contained in the Comment Letter. For your convenience, the staff’s comments are repeated below in bold face type before each of the Company’s responses.

Preliminary Proxy Statement on Schedule 14A

1.	Please indicate on your notice to stockholders the number of shares issuable upon conversion of the notes and exercise of the warrants.

Response to Comment 1.

The number of shares issuable upon conversion of the convertible notes and exercise of the warrants has been included in the notice to stockholders.

Proposal 2

2.	Please provide an illustrative chart reflecting the number of shares issuable upon conversion of the notes and exercise of the warrants and indicating the impact of their issuance on the number of shares currently outstanding. Please also include in such table the conversion shares cap and exercise shares cap.

Response to Comment 2.

The requested chart and information have been included in Proposal 2 under the caption “Factors Affecting Rights of Current Stockholders.”

3.	We note that you have set forth the material terms of the convertible notes and the warrants but have qualified the disclosure of such terms with reference to the transaction documents. Your discussion of the terms of the convertible notes and the warrants should be materially complete without qualification. In this regard, please revise this section to include all material information regarding the terms and modify your statement that your disclosure is “qualified by reference.”

Response to Comment 3.

The statement that the disclosure “is qualified by reference…” has been modified. The Company believes that the disclosure is materially complete.

4.	Please elaborate on why you are seeking stockholder approval for shares issuable in excess of the exercise shares cap upon exercise of the warrants when your disclosure states that the warrants are for 485,000 shares of common stock and the exercise shares cap is at 500,000 shares of common stock.

Response to Comment 4.

Proposal 2 has been modified in a number of places to clarify that the number of shares issuable upon exercise of the warrants is subject to adjustment as a result of stock splits, stock dividends and distributions and other anti-dilution adjustments. The Company believes that it is now clear that stockholder approval is being sought to address the possibility that the number of shares issuable under the warrants could exceed the exercise shares cap as a result of such adjustments.

5.	Please briefly discuss the circumstances that would result in the adjustment of the conversion and exercise prices of the convertible notes and warrants, respectively.

Response to Comment 5.

A brief discussion of the circumstances that would result in the adjustment of the conversion and exercise prices of the convertible notes and warrants has been included in Proposal 2 under the caption “Summary of the Convertible Notes and the Warrants – Conversion and Exercise Price Adjustments.”

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For the convenience of the staff and to expedite its review, under separate cover the Company is providing Daniel Lee with marked copies of the Preliminary Proxy Statement which show the changes from the Preliminary Proxy Statement filed by the Company on March 23, 2006.

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As requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 469-357-1000 or Bruce B. Wood at 212-698-3500 if you have any questions regarding our filing or the responses in this letter.

Very truly yours,

/s/ Robert C. Donohoo
Robert C. Donohoo Senior Vice President, Secretary and General Counsel

Enclosure

cc:	Daniel Lee, Esq., Securities and Exchange Commission
Bruce B. Wood, Esq., Dechert LLP